                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2003

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                         5650 BYRON CENTER AVENUE, S.W.
                             WYOMING, MICHIGAN 49509
                                 (616) 406-3777

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator of
  Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan ("the Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements as a whole.


                                          /s/ Crowe Chizek and Company LLC
                                          --------------------------------
                                          Crowe Chizek and Company LLC
Grand Rapids, Michigan
May 6, 2004


                                                                              1.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002


                                                     2003              2002
                                                  -----------       -----------
ASSETS
   Investments, at fair value (Note 4)
      Common stock                                $ 4,507,385       $ 2,353,435
      Mutual funds                                  2,089,361         1,347,004
      Participant loans                                14,085                --
                                                  -----------       -----------
                                                    6,610,831         3,700,439

   Receivables
      Employer contribution                                --            19,288
      Participant contribution                             --            32,967
      Accrued income                                     (442)               --
                                                  -----------       -----------
                                                         (442)           52,255

   Cash/cash equivalents                               34,513                --
                                                  -----------       -----------
      Total assets                                  6,644,902         3,752,694


LIABILITIES
   Due to custodian for securities purchased               --            22,826
                                                  -----------       -----------


NET ASSETS AVAILABLE FOR BENEFITS                 $ 6,644,902       $ 3,729,868
                                                  ===========       ===========


                 See accompanying notes to financial statements.


                                                                              2.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income
      Net appreciation in fair value of investments (Note 4)          $1,928,851
      Dividends - cash                                                    37,195
      Dividends - stock                                                  125,075
                                                                      ----------
         Total income                                                  2,091,121

   Contributions
      Employer                                                           326,659
      Participants                                                       537,451
      Rollovers from other plans                                         245,594
                                                                      ----------
         Total contributions                                           1,109,704
                                                                      ----------

            Total additions                                            3,200,825

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                         285,791
                                                                      ----------
      Total deductions                                                   285,791
                                                                      ----------


NET INCREASE
                                                                       2,915,034

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                   3,729,868
                                                                      ----------
   End of year                                                        $6,644,902
                                                                      ==========


                See accompanying notes to financial statements.


                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the Bank), effective January 1, 1998. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2003, the Bank made matching contributions equal to 100% of the first 5% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives a distribution of the participant's account balance in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in either common shares or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested balance, or $50,000, whichever is less.

Expenses:  All administrative expenses are paid by the Plan sponsor.


                                   (Continued)


                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges or quotation exchanges and are valued at the last sales price on the date of valuation. Participant loans are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. Investment valuation estimates are particularly subject to change in the near term.

Risks and Uncertainties for Investments: The Plan has investments in mutual funds and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2003 approximately 68% of the Plan's assets were invested in Mercantile Bank Corporation common stock.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will be 100% vested in their accounts.


                                   (Continued)


                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                 2003                  2002
                                                 ----                  ----
                                         Number of    Fair     Number of    Fair
                                          Shares      Value     Shares      Value
                                          ------      -----     ------      -----
  MUTUAL FUNDS
     Mutual Beacon fund                   43,946   $  629,743   41,074   $   462,905

  COMMON STOCK
     Mercantile Bank Corporation
       common stock                      123,490    4,507,385   99,511     2,353,435

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,928,851 as follows:

Mutual funds                                                          $  578,288
Common stock                                                           1,350,563
                                                                      ----------

                                                                      $1,928,851
                                                                      ==========

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 123,490 and 99,511 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2003 and 2002 represents approximately 1.81% and 1.84% of the Corporation's outstanding shares as of December 31, 2003 and 2002.

Cash dividends of $37,195 were paid to the Plan by Mercantile Bank Corporation during 2003. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2003. As a result of this stock dividend, Mercantile Bank Corporation issued 5,003 additional shares of Mercantile Bank Corporation common stock to the Plan.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                           2003         2002
                                                           ----         ----
   Mercantile Bank Corporation common stock; 123,490
     and 99,511 shares in 2003 and 2002, respectively   $4,507,385   $2,353,435


                                   (Continued)


                                                                              6.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated June 1, 2001, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. The Plan administrator believes that the plan is designed and is currently being administered in accordance with applicable provisions of the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $54,861 and $663 at December 31, 2003 and 2002, respectively.


                                   (Continued)


                                                                              7.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:  Mercantile Bank of West Michigan
Employer identification number:  38-3360868
Three-digit plan number:  001


                                                              (c)
                                                        Description of
                                                     Investment Including
                           (b)                        Maturity Date, Rate
                   Identity of Issuer,             of Interest, Collateral,                (e)
                    Borrower, Lessor,                       Par, or             (d)      Current
(a)                 or Similar Party                    Maturity Value         Cost       Value
---                 ----------------                    --------------         ----       -----

     MUTUAL FUNDS
         Franklin Templeton Investments       Franklin Growth fund,
                                                8,043 shares                     #     $   244,834
         Franklin Templeton Investments       Franklin Small Mid Cap Growth
                                                fund, 8,969 shares               #         271,056
         Franklin Templeton Investments       Franklin U.S. Government
                                                fund, 9,767 shares               #          65,926
         Franklin Templeton Investments       Franklin Blue Chip fund,
                                                11,207 shares                    #         151,407
         Franklin Templeton Investments       Franklin Capital Growth fund,
                                                7,610 shares                     #          78,917
         Franklin Templeton Investments       Franklin Balance Sheet fund,
                                                2,108 shares                     #         100,284
         Franklin Templeton Investments       Templeton Foreign fund,
                                                23,846 shares                    #         253,719
         Franklin Templeton Investments       Templeton Growth fund,
                                                 11,599 shares                   #         239,758
         Franklin Templeton Investments       Mutual Beacon fund,
                                                43,946 shares                    #         629,743
         Heritage                             Heritage Cash Trust,
                                                53,717 shares                    #          53,717
                                                                                       -----------
                                                                                         2,089,361
     COMMON STOCK
*        Mercantile Bank Corporation          Common stock,
                                                123,490 shares                   #       4,507,385

*    Participants loans                       Bearing interest at 4.25%                     14,085
                                                                                       -----------
                                              with a maturity date of
                                              June 15, 2012                            $ 6,610,831
                                                                                       ===========


*    Party in interest

# Investments are participant directed, therefore historical cost is not required.


                                                                              8.

EXHIBITS TO REPORT ON FORM 11-K:


Exhibit No.       Exhibit Description
-----------       -------------------
     23           Consent of Independent Public Accountants

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          MERCANTILE BANK OF WEST MICHIGAN
                                          401(K) PLAN

    Date:  June 21, 2004                  /s/   Gerald R. Johnson, Jr.
                                          -------------------------------------
                                          Gerald R. Johnson, Jr., Trustee

                                  EXHIBIT INDEX


Exhibit No.     Exhibit Description
-----------     -------------------
     23         Consent of Independent Public Accountants